4 August 2011

National Grid plc

Publication of RIIO-T1 Business Plans for 2013-2021

As part of the process for agreeing price controls (RIIO-T1) for National Grid’s UK gas and electricity transmission networks, National Grid has submitted to Ofgem a comprehensive business plan for both businesses for the period April 2013 to March 2021. National Grid is publishing those business plans today and will be hosting a web-based conference call to set out the highlights and provide an opportunity for investors and analysts to ask questions.

The business plans are National Grid’s realistic assessment of the investment and financial framework required to deliver both secure, reliable energy supplies and value for money for the customer while achieving the government’s climate change targets.

The plans, which reflect an extensive programme of stakeholder engagement, recommend a baseline total investment in both capital and operating expenditure of £30.7bn over eight years, including £21.9bn in electricity transmission and £8.8bn in gas transmission.

If the business plans were to be adopted in all aspects for the next price control, average electricity transmission allowed revenue over the period 2013 to 2021 would increase in real terms by around 40% from current levels. In gas transmission the average allowed revenue increase would be around 25% in real terms. In addition, the plans would see regulated asset value rise by 8% and 6% p.a. in real terms over the period in National Grid’s electricity and gas transmission businesses respectively.

For the consumer, the net impact of this, on average, over the eight year period would be an increase in a typical annual household bill of around £7 and £5 for electricity and gas respectively in real terms.

In its submission, National Grid has set out appropriate financial proposals to accompany the business plans, including an allowed cost of equity of 7.5%, a gearing ratio of 55% and transitional arrangements for the migration of new electricity transmission investments to 45 year asset lives over two regulatory periods.

The business plans will be available from 4pm today on National Grid’s website, at www.nationalgrid.com.

Nick Winser, Executive Director responsible for the UK, commented:

“We are at a crucial stage in the development of the UK energy industry and the eight years from 2013 onwards are critical to achieving the UK Government’s climate change targets. These plans represent a well developed and realistic solution to these challenges as the industry invests to deliver a reliable and safe energy infrastructure in an affordable way, while providing adequate returns to secure the capital necessary to fund this investment.

We look forward to receiving Ofgem’s response in October and to discussing these proposals further with them as we work towards an appropriate outcome which will allow investors to support the work that is so vital to the UK’s energy future.”

CONTACTS

National Grid:

Investors

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)
Michael Smart	+44 20 7004 3214	+44 7767 298988 (m)
Iwan Hughes	+44 20 7004 3169	+44 7900 405898 (m)
Tom Hull	+44 20 7004 3172	+44 7890 534833 (m)

Media

Clive Hawkins	+44 20 7004 3147	+44 78 3635 7173 (m)
Chris Mostyn	+44 20 7004 3149	+44 7774 827710 (m)
Isobel Rowley	+44 1926 655275	+44 7917 211116 (m)

Brunswick Tom Burns Rebecca Shelley Tom Batchelar	+44 20 7404 5959

WEBINAR

An investor webinar hosted by Nick Winser, Paul Whittaker and John Dawson to discuss the detail of the submissions will be held today, Thursday 4 August 2011 at 2.30pm (UK time).

To view and listen live to the webinar please use this link:

http://www.thomson-webcast.net/uk/dispatching/?event—id=df12074770d2110a042a7dcc940c352c&portal—id=2 6e72920ca2c28342e53e63e51efe3ad

You can also dial in using the following numbers (please note – Investors and Analysts who wish to participate in the Question & Answer section of the webinar need to join via the conference call):

UK: +44 (0) 20 7136 2055

US: +1 212 444 0895

Please quote confirmation number 8047478 when dialling into the conference

If you cannot make the webinar a replay facility will be available shortly after the webinar has finished by following the link above or alternatively at http://www.nationalgrid.com/corporate/Investor+Relations/ResultsandPresentations/.

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National
Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’,
‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of
National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, owing to adverse weather conditions or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company and its arrangements with the Long Island Power Authority not being renewed. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the
‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form
20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National
Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.